
03022821

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Expo Resources Inc.

*CURRENT ADDRESS: 1239 Sir David Drive
Oakville, Ontario L6J 6Y9
Canada

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34730 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE: 6/16/03

Expo Resources Inc.
Financial Statements
December 31 2002

Wm. Andrew Campbell C.A.
600 – 56 Temperance St.,
Toronto, Ontario
M5H 3V3

Tel.: (416) 363-6273
Fax: (416) 363-9982

Auditors Report to the Shareholders'

I have audited the balance sheets of Expo Resources Inc. as at December 31, 2002 and 2001 and the statements of loss and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30 2002 and 2001 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

Signed " Wm. Andrew Campbell, C.A."

Chartered Accountant
Toronto, Ontario
April 14, 2003

Expo Resources Inc.
Balance Sheet
As at December 31, 2002

Assets

	2002	2001
Current		
Cash	$ 9,919	$ 16,674
	9,919	16,674
Other		
Mining interests	41,250	-
	$ 51,169	$ 16,674

Shareholders' Equity

	2002	2001
Share Capital (Note 4)		
Authorized:		
- An unlimited number of common shares		
Issued:		
- 2002:2,700,000 – (2001: 1,375,000) common shares	105,000	38,750
Deficit (Page 4	(53,831)	(22,076)
	51,169	16,674
	$ 51,169	$ 16,674

Approved on behalf of the Directors:

(Signed): " Steve Baran" Director

(Signed): " Paul Baran" Director

See accompanying notes to financial statements
Refer to Auditor's Report appearing on Page 2

Expo Resources Inc.
Statement of Operations and Deficit
For the Year Ended December 31, 2002 and 2001

	2002	2001
Operating Expenses		
Directors fees	$ 12,600	$ 5,700
Travel and automobile	11,798	3,989
Mining exploration costs	7,357	-
	31,755	9,689
Net (Loss) for the Year	(31,755)	(9,689)
(Deficit), Beginning of Year	(22,076)	(12,387)
(Deficit,) End of Year	$ (53,831)	(22,076)
Income (Loss) Per Share	$ (0.026)	$ (0.016)

See accompanying notes to financial statements
Refer to Auditor's Report appearing on Page 2

Expo Resources Inc.
Notes to Financial Statements
December 31, 2002

1. Nature of Business and Going Concern Considerations

Expo Resources Inc. (the "Company") was incorporated under the laws of the Province of Ontario in December 1996 and has been in the business of acquiring and exploring mineral resource properties in both North and South America although the Company currently does not own any resource properties.

These financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company's will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has no recurring source of revenue and may require additional financing in order to meet its obligations and pursue its investment strategy of acquiring, exploring and developing mineral resource properties.

If the going-concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets and liabilities and the loss reported in these financial statements.

2. Summary of Significant Accounting Policies

(a) Financial instruments
The Company's financial instruments consist of cash, accounts payable and amounts due to directors, which are short-term nature. The fair value of the financial instruments approximates their carrying value.

(b) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reporting periods. Actual results could differ from those estimates.

(c) Income taxes
Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of assets or liabilities and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

(d) Stock option plan
The Company does not have a stock option plan. No compensation expense is recorded with respect to this plan when the options are granted. The consideration paid on exercise of options is credited to capital stock.

(e) Loss per share
Basic loss per common share has been computed using the weighted average number of common shares outstanding during the year.